UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 July 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces appointment of Ivan Menezes to its Board as executive director with effect from 2 July 2012. (02 July 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 July 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 July 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 July 2012)
Announcement Company announces declaration in relation to the appointment of Ivan Menezes. (02 July 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 July 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 July 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 July 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 July 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 July 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 July 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 July 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 July 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 July 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 July 2012)	Announcement Company announces total voting rights. (31 July 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 July 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 August 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Appointment to Board of Directors
Released	11:00 02-Jul-2012
Number	6242G11

RNS Number : 6242G

Diageo PLC

02 July 2012

2 July 2012

DIAGEO ANNOUNCES APPOINTMENT TO ITS BOARD OF DIRECTORS

Mr Ivan Menezes will join the Diageo Board as an executive director with effect from 2 July 2012.

Ivan Menezes has been Chief Operating Officer of Diageo since 1 March 2012. In that role he leads Diageo's operating businesses globally with responsibility for operations in Africa, Asia-Pacific, Europe, North America and Latin America and Caribbean. Mr Menezes has held a series of senior appointments in Diageo and was most recently President of Diageo North America and Chairman of Diageo's businesses in both the Asia Pacific and Latin America and Caribbean regions.

Commenting on the appointment, Diageo Chairman Dr Franz Humer said:

'Ivan Menezes has an outstanding track record in all his leadership roles in Diageo. Ivan's appointment to our Board strengthens the executive leadership of our business and I look forward to working with him in this capacity.'

ENDS

Investor enquiries

Catherine James

+44 (0)20 8978 2272

Mobile +44 (0) 7803 854550

Angela Ryker Gallagher

+44 (0)20 8978 4911

investor.relations@diageo.com

Media enquiries

Rowan Pearman

+44 (0)208 978 4751

media.comms@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:56 02-Jul-2012
Number	21355-C948

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,852 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,462,425 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,653,560.

Paul Tunnacliffe

Company Secretary

2 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	13:57 02-Jul-2012
Number	21356-F2F9

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Mr Ivan Menezes, who was appointed a director of the Company with effect from 2 July 2012 (as previously announced).

a:   in respect of Listing Rules paragraph 9.6.13 (1), Mr Menezes is a director of Coach Inc.

b:   in respect of Listing Rules paragraphs 9.6.13 (2) to (6), there are no such details to disclose.

P D Tunnacliffe

Company Secretary

2 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:21 04-Jul-2012
Number	21515-3006

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 63,359 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,399,066 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,716,919.

Paul Tunnacliffe

Company Secretary

4 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:46 06-Jul-2012
Number	21445-F4EC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,479 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,390,587 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,725,398.

Paul Tunnacliffe

Company Secretary

6 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:23 09-Jul-2012
Number	21521-786E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,898 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,383,689 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,732,296.

John Nicholls

Deputy Company Secretary

9 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:08 10-Jul-2012
Number	21404-CB92

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.  It received notification on 10 July 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 July 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

PS Walsh	12

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 July 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

D Gosnell	12

J Grover	12

A Morgan	12

G Williams	12

I Wright	12

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £16.55.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.  It received notification on 10 July 2012 from Dr FB Humer, a director of the Company, that he had purchased 500 Ordinary Shares on 10 July 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £16.55.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	41,033

D Mahlan	94,889 (of which 94,534 are held as ADS)

PS Walsh	651,591

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,833

D Gosnell	81,502

J Grover	154,951

A Morgan	150,839

G Williams	173,949 (of which 6,424 are held as ADS)

I Wright	36,401

J Nicholls

Deputy Company Secretary

10 July 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:13 11-Jul-2012
Number	21412-4A7E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 14,637 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,369,052 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,746,933.

John Nicholls

Deputy Company Secretary

11 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:30 13-Jul-2012
Number	21528-1224

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,524 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,366,528 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,749,457.

John Nicholls

Deputy Company Secretary

13 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:31 16-Jul-2012
Number	21530-6F3A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,501 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,358,027 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,757,958.

John Nicholls

Deputy Company Secretary

16 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:05 18-Jul-2012
Number	21505-33E3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 26,680 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,331,347 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,784,638.

John Nicholls

Deputy Company Secretary

18 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 20-Jul-2012
Number	21408-E32C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 39,314 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,292,033 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,823,952.

John Nicholls

Deputy Company Secretary

20 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 23-Jul-2012
Number	21407-3990

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 3,601 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,288,432 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,827,553.

John Nicholls

Deputy Company Secretary

23 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:32 25-Jul-2012
Number	21429-D7CF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 14,442 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,273,990 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,841,995.

John Nicholls

Deputy Company Secretary

25 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:02 27-Jul-2012
Number	21401-2A54

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,328 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,265,662 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,850,323.

John Nicholls

Deputy Company Secretary

27 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:38 30-Jul-2012
Number	21533-B5EB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 25,833 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,239,829 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,876,156.

John Nicholls

Deputy Company Secretary

30 July 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:17 31-Jul-2012
Number	21517-2D17

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,115,985 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,239,829 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,876,156 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

John Nicholls

Deputy Company Secretary

31 July 2012